Exhibit 99.1

FOR IMMEDIATE RELEASE

3 August 2004

UPDATE ON UB’s ACQUISITION OF JACOBS

United Biscuits (“UB”), a leading European manufacturer of biscuits and snacks, today announced it will not be acquiring W&R Jacob’s Limited in the Republic of Ireland as part of its proposed acquisition of Jacob’s Biscuits Group from Groupe Danone (“Danone”).

UB continues to wait for competition authority approval for the purchase of the UK and Northern Ireland business of Jacob’s Biscuit Group.

UB believes its proposed purchase of the Jacob’s business in the Republic of Ireland may have raised a number of competition issues. Its prior agreement with Danone therefore provided for the possible sale of Danone’s Irish assets to another party over a period of several weeks prior to final disposal and Danone has today announced the sale of this business to an alternative purchaser.

Malcolm Ritchie, UB’s Chief Executive, said: “The sale of the Jacob’s Irish biscuits business to a local company will bypass  the potential competition issues that may have been raised had the business been acquired by UB.  We therefore believe that our decision not to purchase this business is the best outcome for the employees, the business and the market.”

Media contacts:
CardewChancery

Tim Robertson	Tel: 020 7930 0777	Mobile: 07900 927650
Sofia Rehman	Tel: 020 7930 0777	Mobile: 07771 683 185

Notes to editors - UB

•                  In 2003, UB achieved sales of £1.3 billion. Branded sales increased to account for 87% of sales

•                  UB is the market leader in biscuits production in the UK and Spain and number two in France, Portugal and the Netherlands.  KP Snacks is number two in the UK in terms of sales and number one in nuts.

•                  UB owns some of Europe’s best known biscuits and snacks brands including McVitie’s, one of the best known brands in the UK, Penguin, go ahead!, McVitie’s Jaffa Cakes, McV a:m, Hula Hoops, Mini Cheddars and McCoy’s, and Delacre, BN, Fontaneda and Verkade in Europe.

•                  UB employs over 10,000 people, of whom over 7,000 work in the UK.

•                  UB has 29 sites of which 14 are in the UK.

Notes to editors – Groupe Danone

Groupe DANONE is the world leader in Fresh Dairy Products and Bottled Water (in terms of volumes), and joint world leader in the Biscuits market, with internationally recognised brands such as Danone, Evian, Volvic and Lu. In 2003, it posted sales of 13,131 million Euros.